# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CI&T Inc., CIK 0001868995
CUSIP: G21307106
Title of class of securities: Common Stock Class A
Address of issuer's principal executive offices: PO Box 309, Ugland House, Grand Cayman, Cayman Islands (E9), KYI-1104
Date of event which requires filing of this statement: 03/06/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002045313

## Reporting persons
- Prisma Capital Solutions GP II, LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 579,059; sole dispositive power 0; shared dispositive power 579,059; aggregate amount beneficially owned 579,059 (2.82% of the class)
- Prisma Capital Markets Ltda.: type of reporting person: other (OO); citizenship or place of organization: Brazil (D5); sole voting power 0; shared voting power 451,176; sole dispositive power 0; shared dispositive power 451,176; aggregate amount beneficially owned 451,176 (2.19% of the class)
- Marcelo Hallack: type of reporting person: individual (IN); citizenship or place of organization: Brazil (D5); sole voting power 0; shared voting power 579,059; sole dispositive power 0; shared dispositive power 579,059; aggregate amount beneficially owned 579,059 (2.82% of the class)
- Gabriel Levy: type of reporting person: individual (IN); citizenship or place of organization: Brazil (D5); sole voting power 0; shared voting power 451,176; sole dispositive power 0; shared dispositive power 451,176; aggregate amount beneficially owned 451,176 (2.19% of the class)

## Item 1. Issuer
Name of issuer: CI&T Inc.
Address of issuer's principal executive offices: PO Box 309, Ugland House - Grand Cayman, Cayman Islands, KYI-1104

## Item 2. Person Filing
Name of person filing: Prisma Capital Solutions GP II, LLC, a Cayman Islands limited liability company ("Prisma Capital GP"), Prisma Capital Markets Ltda., a Brazilian limited liability company ("Prisma Capital Markets"), Marcelo Hallack and Gabriel Levy (collectively, the "Reporting Persons"). The Reporting Persons have entered into a Joint Filing Agreement, dated March 13, 2025, pursuant to which the Reporting Persons have agreed to file this statement and any subsequent amendments hereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The filing of this statement should not be construed as an admission that any of the forgoing persons or the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is Av. Brigadeiro Faria Lima, 2601, 9th Floor, Sao Paulo, Brazil 01452.
Citizenship: Prisma Capital GP is organized as a limited liability company under the laws of the Cayman Islands. Prisma Capital Markets is organized as a limited liability company under the laws of Brazil. Marcelo Hallack is a Brazilian citizen. Gabriel Levy is a Brazilian citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Prisma Capital Solutions GP II, LLC -579,059
Prisma Capital Markets Ltda. - 451,176
Marcelo Hallack - 579,059
Gabriel Levy - 451,176
Percent of class:
Prisma Capital Solutions GP II, LLC - 2.82%
Prisma Capital Markets Ltda. - 2.19%
Marcelo Hallack - 2.82%
Gabriel Levy - 2.19%
Sole power to vote or to direct the vote:
Prisma Capital Solutions GP II, LLC - 0
Prisma Capital Markets Ltda. - 0
Marcelo Hallack - 0
Gabriel Levy - 0
Shared power to vote or to direct the vote:
Prisma Capital Solutions GP II, LLC - 579,059
Prisma Capital Markets Ltda. - 451,176
Marcelo Hallack - 579,059
Gabriel Levy - 451,176
Sole power to dispose or to direct the disposition:
Prisma Capital Solutions GP II, LLC - 0
Prisma Capital Markets Ltda. - 0
Marcelo Hallack - 0
Gabriel Levy - 0
Shared power to dispose or to direct the disposition:
Prisma Capital Solutions GP II, LLC - 579,059
Prisma Capital Markets Ltda. - 451,176
Marcelo Hallack - 579,059
Gabriel Levy - 451,176

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement, by and among the Reporting Persons, dated as of March 13, 2025.

## Signatures
- Prisma Capital Solutions GP II, LLC: /s/ Marcelo Hallack, Marcelo Hallack / Manager (03/13/2025)
- Prisma Capital Markets Ltda.: /s/ Gabriel Levy, Gabriel Levy / Manager (03/13/2025)
- Marcelo Hallack: /s/ Marcelo Hallack, Marcelo Hallack (03/13/2025)
- Gabriel Levy: /s/ Gabriel Levy, Gabriel Levy (03/13/2025)